Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 23, 2020

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Wednesday, December 23, 2020, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, for the following purposes:

1.	To approve the re-election of each of Mr. Michael Vorhaus and Ms. Joy Marcus to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to the equity-based compensation terms of the Company’s non-executive directors, including a special grant to Mr. Kaplan, the Company’s chairperson of the Board;

3.	To approve an amendment to the terms of employment of Mr. Doron Gerstel, the Company’s Chief Executive Officer; and

4.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2020, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2019, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about December 1, 2020, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at www.perion.com/ir-info/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 23, 2020 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on December 22, 2020, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on December 22, 2020, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than December 13, 2020 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than November 23, 2020.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: November 16, 2020

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 23, 2020

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, on Wednesday, December 23, 2020, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of each of Mr. Michael Vorhaus and Ms. Joy Marcus to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to the equity-based compensation terms of the Company’s non-executive directors, including a special grant to Mr. Kaplan, the Company's chairperson of the Board;

3.	To approve an amendment to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer; and

4.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2020, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2019, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 23, 2020 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the board of directors, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the board of directors on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on December 22, 2020, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than December 13, 2020, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than November 23, 2020.

Quorum and Voting Requirements

As of November 13, 2020, we had 26,965,708 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2020; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about December 1, 2020. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2020 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

Changes in Share Capital

 On August 26, 2018, further to the approval of the Special General Meeting of August 2, 2018, the Company executed a 3-to-1 reverse share split of the Company’s ordinary shares, such that each three ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share, par value NIS 0.03. Unless otherwise indicated, all of the shares’ numbers and the option numbers in this proxy statement have been adjusted, on a retroactive basis, to reflect this 3-to-1 reverse share split.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of November 13, 2020, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 26,965,708 Ordinary Shares issued and outstanding as of November 13, 2020 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Zack and Orli Rinat(1)	2,161,449	8.02%
Private Capital Management, LLC(2)	2,039,217	7.56%
Renaissance Technologies LLC(3)	1,818,025	6.74%
EA2K Ltd.(4)	1,800,000	6.68%
The Phoenix Holdings Ltd.(5)	1,373,887	5.09%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(2)	Based upon information provided to us by Private Capital Management, LLC. The Address of Private Capital Management, LLC is 8889 Pelican Bay Boulevard, Suite 500, Naples FL 34108.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 12, 2020, by Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”). RTHC owns the majority of the membership interests of RTC. As the holder of the majority of the membership interests of RTC, RTHC has shared voting or dispositive power over the 1,818,025 Ordinary Shares held by RTC. The address of each of RTC and RTHCS is 800 Third Avenue New York, New York 10022.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2019, by EA2K Ltd. (“EA2K”). Baruch Erlich controls EA2K, and by reason of such control may be deemed to have shared power to vote and dispose of the 1,800,000 Ordinary Shares directly held by EA2K. The Address of each of EA2K and Baruch Erlich is 12 Mevo Habustan St. Har Adar 90836, Israel.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on September 14, 2020, by The Phoenix Holdings Ltd. (“Phoenix”). The securities are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (“Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years preceding the date of this Proxy Statement have been: (i) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2019 (ii) the decrease in the percentage of ownership held by Dror Erez below the 5% during the year 2019; (iii) the decrease in the percentage of ownership held by Ronen Shilo below the 5% during the year 2019; (iv) the decrease in the percentage of ownership held by J.P. Morgan Investment Management Inc., Digital Growth Fund L.P. and Project Condor LLC below the 5% during the year 2019; and (v) the decrease in the percentage of ownership held by Benchmark Israel II, L.P. below the 5% during the year 2020.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, which was filed with the SEC on March 16, 2020 (the “Annual Report”).

CORPORATE GOVERNANCE

Board of Directors

The following table sets forth information about our directors as of November 13, 2020:

Name	Age	Position
Eyal Kaplan*(1)(2)	61	Chairperson of the board of directors
Doron Gerstel	60	Chief Executive Officer and Director
Dror Erez(1)	51	Director
Sarit Firon*(1)(3)(4)	54	Director
Michael Vorhaus*(2) (4)	62	Director
Rami Schwartz* (3)(4)	62	Director
Joy Marcus*(2)(3)	59	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.

Our board of directors currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually.

BOARD COMMITTEES

Our audit committee currently consists of Ms. Sarit Firon (chair), Mr. Michael Vorhaus, and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Ms. Sarit Firon, and Mr. Rami Schwartz; our nominating and governance committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan, and Ms. Joy Marcus; and our investment committee consists of Mr. Eyal Kaplan (chair), Ms. Sarit Firon and Mr. Dror Erez.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, other than Messrs. Doron Gerstel and Dror Erez, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our board of directors has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our board of directors has determined that Ms. Sarit Firon, who serves as a chairperson of our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information concerning Mr. Michael Vorhaus, and Ms. Joy Marcus, the nominees for re-election, is set forth below under Proposal 1.

Continuing Directors

Eyal Kaplan has been the chairperson of the board of directors of the Company since May 2018. Mr. Kaplan is also the chairperson of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr.Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President and in May, 2018 became Conduit’s chairperson of the board of directors for a year. Mr. Erez is also a member of the Conduit board of directors. Mr. Erez is now an acting CEO of Trevi.io and is also advising for startups on strategy, product and technology. Prior to founding Conduit, he served in various executive roles in private technology companies. Mr. Erez holds a B.A. in Physics and Computer Science from Bar Ilan University.

Sarit Firon has been an external director of the Company since January 2017 and following the Company’s adoption of the exemption under the Regulation in August 2019 continued as an independent director. Ms. Firon is the founding partner and managing partner of Team8 Capital, an early stage venture capital fund, and a partner at Team8 Group. Since November 2014, Ms. Firon has been a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the Board of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Rami Schwartz has been a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

PROPOSAL ONE

RE-ELECTION OF MR. MICHAEL VORHAUS, AND MS. JOY MARCUS,
TO SERVE AS DIRECTORS OF THE COMPANY

At the Meeting, you will be asked to elect Mr. Michael Vorhaus, and Ms. Joy Marcus, to our board of directors (the “Board”) to serve until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Each of Mr. Michael Vorhaus and Ms. Joy Marcus, qualifies as an “independent director” under the Nasdaq Listing Rules and complies with all requirements under the Companies Law for serving as a director of our Board. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law.

The nomination of Mr. Michael Vorhaus and Ms. Joy Marcus has been approved by our nominating and governance committee and the Board, following consideration of various factors, such as their expertise and relevant experience given the Company’s business, and the impact and their respective contributions to the Board and its committees during their time in office. Please see our Annual Report and Proposal 2 below for the compensation we propose to pay to each of the non-executive directors, including Mr. Michael Vorhaus and Ms. Joy Marcus. The Company is not aware of any reason why Mr. Michael Vorhaus and Ms. Joy Marcus, if elected, should be unable to serve as a director.

A brief biography for each of Mr. Michael Vorhaus and Ms. Joy Marcus, is set forth below:

Michael Vorhaus has been a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation (NYSE: ATAC). Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom and GM North America for DailyMotion (acquired by Orange/France Telecom). She sits on the Boards of digital media companies Anyclip and Qwire, and the nonprofits New York Tech Alliance, The Video Consortium and Hoops4Hope. Joy is currently a full time Lecturer on Entrepreneurship at Princeton University where she was the James Wei Visiting Professor in Entrepreneurship in 2014 and is a Venture Partner at VC firm JVP, focusing on digital media, advertising and consumer investments. Joy graduated with Magna Cum Laude from Princeton University and has a JD from NYU Law School and completed the management course in Finance & Accounting at Columbia University Graduate School of Business.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect Mr. Michael Vorhaus and Ms. Joy Marcus, to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or their earlier resignation or removal, as applicable.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE EQUITY-BASED COMPENSATION TERMS OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS AND A SPECIAL GRANT TO THE COMPANY'S
CHAIRPERSON OF THE BOARD

At the Meeting, you will be asked to approve an amendment to the equity-based compensation terms of each of our non-executive directors and chairperson of the Board who serve on our Board from time to time, all in accordance with the terms set forth below.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, the board of directors and shareholders, in that order. In connection with the annual review process conducted by our compensation committee, our compensation committee and Board evaluated the director equity-based compensation scheme and concluded that based, among others, on a publicly available compensation benchmark analysis of an independent compensation advisor, an amendment was appropriate with respect to the structure of equity granted to our non-executive directors and chairperson of the Board. Accordingly, our compensation committee and Board approved the proposed changes as detailed hereunder, in light of our Compensation Policy for Directors and Officers, adopted on February 6, 2020 (the “Compensation Policy”), and determined that these changes are in line with the terms and conditions of the Compensation Policy and would serve as an appropriate long-term retention scheme.

Each of our non-executive directors (other than our chairperson of the Board) is currently entitled to a cash retainer of $50,000 per year. In addition, each of our non-executive directors (other than our chairperson of the Board) also receives, an annual grant of options to purchase 15,000 Ordinary Shares under our Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”), at an exercise price per Ordinary Share equal to the average stock market price of the 90 days prior to the date of grant (and not less than the closing share price on the date of grant in the case of U.S. grantees), subject to a quarterly vesting schedule during the year following the grant and a five-year term, and receives reimbursement of travel expenses in accordance with our travel reimbursement policy for directors.

Our chairperson of the Board, Mr. Eyal Kaplan, was appointed on May 9, 2018. As approved by the Company’s shareholders on August 2, 2018, Mr. Kaplan’s current compensation package includes an annual fee in the amount of US$ 100,000 plus VAT, payable in four quarterly payments and reimbursement of out-of-pocket expenses incurred in connection with Mr. Kaplan’s services as chairperson. In addition, in May 2018 Mr. Kaplan was granted options to purchase 66,666 Ordinary Shares with a 3-year vesting schedule, at an exercise price per Ordinary Share of $2.25, and in February, 2020 Mr. Kaplan was granted options to purchase 90,000 Ordinary Shares with a 3-year vesting schedule commencing on May 9, 2021, at an exercise price per Ordinary Share of $6.56 (the “Chairperson’s Previous Grants”). The Chairperson’s Previous Grants are subject to the terms and conditions of our Incentive Plan and the option agreements pursuant to the Incentive Plan, which Mr. Kaplan was required to sign as a condition to receiving such grants.

Our compensation committee and Board have approved, subject to the approval of the Company’s shareholders, to change the annual equity grant structure to our non-executive directors and chairperson of the Board from a grant of options to purchase Ordinary Shares, as detailed above, to a grant of restricted share units (“RSUs”), with a variable value based on the role held by such member of the Board. With respect to new appointed directors or new appointed chairperson of our Board, such grant shall be made initially upon the initial election or appointment and on each anniversary of such date. With respect to our incumbent non-executive directors and chairperson of the Board, the initial grant, in accordance with this Proposal, will be made on February 6, 2021, the date of the first anniversary of the most recent option grant. The change from options to RSUs will also allow the Company to reduce dilution created by equity-based compensation. It is being clarified that the proposed grant of RSUs is made in lieu (and not in addition) to the scheduled grant of options to our directors which is scheduled for February 6, 2021 per the current grant structure.

Accordingly, for the Company to be better positioned to hire, retain and motivate leading candidates in its industry to serve as members of the Board, at the Meeting, the Company’s shareholders will be asked to approve an amendment to the terms of the equity-based compensation paid to our non-executive members of the Board and chairperson of the Board such that each non-executive director and our chairperson of the Board will be granted with an annual RSU grant according to his/her role, with a value as follows:

(i)
chairperson of our Board: up to $200,000 (and in the case of Mr. Kaplan, an annual RSU award equal to the difference between the fair market value per vesting annum of the Chairperson’s Previous Grants and $200,000).

(ii)	chairperson of our audit committee: $110,000;

(iii)	chairperson of our compensation committee: $107,500;

(iv)	chairperson of our nominating and governance committee: $105,000; and

(v)	other non-executive directors: $97,500.

The number of RSU’s to be actually granted will be calculated by dividing the respective value above by the closing price of the Ordinary Shares reported by the Nasdaq Stock Market on each grant date. The RSUs shall vest on a quarterly basis, in equal tranches, during the year following the grant.

All unvested RSUs held by a director or chairperson in office will automatically vest upon a change of control of the Company, which is defined for this purpose as (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company, or (iii) a transaction or a series of related transactions as a result of which more than 50% of the outstanding shares or the voting rights of the Company are beneficially owned by one person or group (as defined in the SEC rules) (“Change of Control”).

In addition, in light of Mr. Kaplan’s extensive experience, skills, efforts, contribution and extensive involvement in working with our management to implement our strategy and to lead our Board, the Company’s shareholders will be asked to approve a one-time special grant of 19,000 fully vested RSUs. The grant date will be the date of the Board’s approval which occurred on October 27, 2020,

When considering the proposed amendment to the equity-based compensation paid to our directors and chairperson of the Board, our compensation committee and the Board considered numerous factors, including the directors' contribution to the Company and the Board, a publicly available compensation analysis published by an independent compensation advisor, and a benchmark analysis of directors’ compensation terms in several peer companies prepared by the Company. Such list of peer companies included, among others, high-tech Israeli dual listed companies and Israeli companies listed in the U.S., and indicated that the terms of the proposed equity-based compensation to be paid to our chairperson of the Board are in line with market practices. According to such benchmark, the non-executive directors’ total compensation (on average) falls at the median compared to the terms of the directors of the abovementioned group of peer companies, while our chairperson of the Board’s total compensation falls at the 75th percentile compared to the terms of chairpersons of the abovementioned group of peer companies.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendment of equity-based compensation terms of the Company’s non-executive directors and chairperson, as well as a special one-time grant for Mr. Kaplan, our chairperson of the Board, as detailed in the Proxy Statement, dated November 16, 2020.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE TERMS OF EMPLOYMENT OF
MR. DORON GERSTEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of Mr. Doron Gerstel, our Chief Executive Officer.

Mr. Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. As the Chief Executive Officer of the Company, Mr. Gerstel’s leadership, extensive experience and command of the business have been critical to its success, and he has been a pillar in the development of the Company’s technology and the execution of its strategy.

Mr. Gerstel’s monthly base salary, effective April 12, 2020 is NIS 120,000 (equivalent to approximately $35,700), following the approval of the annual general meeting of our shareholders held on February 13, 2020.

Upon joining the Company, in April 2017, Mr. Gerstel was granted with two option grants, to vest on a quarterly basis in equal tranches over a four-year period: (i) option to purchase up to 387,278 Ordinary Shares at an exercise price per share of $4.98 (which was the approximate market price per Ordinary Shares on the Nasdaq Stock Market on the date of the employment agreement); and (ii) option to purchase up to 387,278 Ordinary Shares at an exercise price per Ordinary Share of $7.89. In February 2018, and as part of a cross-company repricing plan designed mainly to keep our competitive hiring position in the industry, the repricing of options granted to Mr. Gerstel was approved. The first tranche of 387,278 options was adjusted to have an exercise price per of $3.24 (which is equal to the weighted average price of our Ordinary Shares as reported by the Nasdaq Stock Market in the last 90 days prior to the date of approval of the repricing plan by our Board) (the “Adjusted Exercise Price”), and the second tranche of 387,278 options was adjusted to have an exercise price per Ordinary Share equal to $4.23, which is 130% of the Adjusted Exercise Price.

Mr. Gerstel was granted with an additional grant of options to purchase up to 150,000 Ordinary Shares, to vest on a quarterly basis in equal tranches over a three-year period, commencedon January 15, 2019 (the “2019 Options”). The exercise price per Ordinary Share for the shares underlying the 2019 Options is as follows: (i) the first 75,000 of shares underlying the 2019 Options are exercisable at a price per Ordinary Share equal to $2.87, which is the weighted average closing price of our Ordinary Shares as reported by the Nasdaq Stock Market in the last 90 days prior to the date of approval of the grant by the Board on February 12, 2019 (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the 2019 Options are exercisable at a price per share equal to $3.30 which is a price 15% higher than the Base PPS.

As of the date of this Proxy Statement, the vast majority of Mr. Gerstel’s equity grants are already fully vested.

As part of a long-term retention plan and in light of Mr. Gerstel’s performance and contribution to the Company in the past years during which he has been leading the company in an effective way and has made significant progress in the implementation of its turnaround strategy, in particular during 2020, considering the renewal of the strategic partnership with Microsoft Bing and the Company’s performance in a challenging and volatile year, subject to the approval of the shareholders, it is proposed to approve the following amendments to Mr. Gerstel’s employment terms as our Chief Executive Officer:

(i)
an increase of Mr. Gerstel’s monthly salary by NIS 10,000 (approximately $3,000) to NIS 130,000 (equivalent to approximately $38,700) from NIS 120,000 (equivalent to approximately $35,700), effective as of January 1, 2021 salary;

(ii)
a grant of 500,000 RSUs, which will vest over a three-year period commencing on February 1, 2021, with a 6-month cliff after which the RSUs will continue to vest on a quarterly basis over the following ten (10) quarters, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel. The grant date is the date of the Board approval which occurred on October 27, 2020; and

(iii)
a one-time grant of performance based options to purchase 225,000 Ordinary Shares linked to certain KPI’s in connection with the renewal of the strategic partnership agreement with Microsoft Bing, approved by the Board on July 28, 2020, to those members of our management who participated in the extraordinary efforts made in connection with the successfully negotiated the renewal of the strategic partnership for a period of four additional years, whereas 50% of such options vested upon the renewal of the Search Distribution Agreement by and between the Company and Microsoft Ireland Operations Limited which occurred on November 2, 2020 (the “Renewal Date”), and the remaining 50% of such options will vest in two equal portions on each anniversary of the Renewal Date. The exercise price per share for the Ordinary Shares underlying the options is the weighted average closing price of our Ordinary Shares in the last 90 days, as reported by the Nasdaq Stock Market, prior to the date of approval of the grant by the Board which occurred on July 28, 2020.

The vesting schedule of the granted RSUs and options will fully accelerate in accordance with the acceleration provisions of the options previously granted to Mr. Gerstel (with “Change in Board Event” measured as of the date of the Meeting). Consistent with the previous options grants granted to Mr. Gerstel, the options and the RSUs will be subject to the same terms and conditions of prior grants, the terms and conditions of the Incentive Plan and the terms of the grant agreements to be issued to Mr. Gerstel pursuant to the Incentive Plan, which Mr. Gerstel will be required to sign as a condition to receiving such grants.

Mr. Gerstel is not compensated for his role as a director. All other employment terms shall remain unchanged. For further information on the compensation terms of Mr. Gerstel, please see our Annual Report.

The shareholders vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal is not approved by the affirmative vote of our shareholders, the Company will not be authorized to amend the terms of employment of our Chief Executive Officer as described in this Proxy Statement.

In accordance with our Compensation Policy, our compensation committee and Board reviewed a comprehensive benchmark analysis of CEO terms of peer companies, which also included a survey of compensation terms of 12 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran. The peer group was constructed with careful consideration and represents an appropriate comparison pool based on peer group of other companies operating in technology sectors which are similar in their characteristics to the Company based on characteristics such as companies’ size, revenues, market capitalization, number of employees and operating arena (in Israel or globally). Accordingly, such peer group included, among others, high-tech Israeli dual listed companies and Israeli companies listed in the U.S., and was approved by our compensation committee. According to such survey, Mr. Gerstel’s total compensation falls approximately at the 90th percentile compared to the CEO terms of the abovementioned group of peer companies.

The proposed amendments to the employment terms of Mr. Gerstel were approved by our compensation committee and Board, reflect Mr. Gerstel’s experience and are based on a comprehensive compensation survey provided to the compensation committee and the Board and the terms of our Compensation Policy. The terms of employment of Mr. Gerstel, as proposed to be amended, are consistent with our Compensation Policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated November 16, 2020.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY, AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2018	2019
Audit Fees(1)	$480	$610
Tax Fees(2)	35	240
Audit-related fees(3)	18	187

Total	$533	$1,037

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include assistance with audit services and consultation mainly related to mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Our audit committee of our board of directors has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2020, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our board of directors will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2020, and until the next annual general meeting of shareholders, and that the Company’s board of directors, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our board of directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2019, are included in our annual report on Form 20-F filed with the SEC on March 16, 2020. On October 28, 2020, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the nine months ended September 30, 2020. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: November 16, 2020